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william j. tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

July 21, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: James E. O’Connor, Christina DiAngelo Fettig

Re:	Garrison Capital Inc. Registration Statement on Form N-2
File Numbers: 333-195003 and 814-878

Ladies and Gentlemen:

On behalf of Garrison Capital Inc., a Delaware corporation (the “Fund”), we hereby respond to the comments to Post-Effective Amendment No. 5 to the Fund’s Registration Statement on Form N-2 (Registration No. 333-195003) (the “Registration Statement”) raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in telephone conferences between Christina DiAngelo Fettig of the Staff and William J. Tuttle of Dechert LLP, outside counsel to the Fund, between June 24, 2015 and July 10, 2015. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement.

Accounting Comments

1.	We note your response to comment 6 in your letter dated June 15, 2015. Please amend the Fund’s Annual Report on Form 10-K for the year ended December 31, 2014 to include the updated audit report of McGladrey LLP specifically referencing the GLC Trust 2013-2 schedule of investments.

Response:

As requested, the Fund has amended its Annual Report on Form 10-K for the year ended December 31, 2014 to include the updated audit report of McGladrey LLP specifically referencing the GLC Trust 2013-2 schedule of investments.

2.	We note your response to comment 7 in your letter dated June 15, 2015. Please confirm that the Fund will include any required disclosures of Rule 12-14 of Regulation S-X in the Fund’s future quarterly financial statements.

United States Securities and Exchange Commission July 21, 2015 Page 2

Response:

The Fund confirms that the Fund will include any required disclosures of Rule 12-14 of Regulation S-X in the Fund’s future quarterly financial statements.

3.	We note your response to comment 13 in your letter dated June 15, 2015. Please consider including in future financial statements details of other income either on the Statement of Operations or in the Notes to Consolidated Financial Statements so that stockholders may assess the nature of the fee income and whether it is recurring or non-recurring income. Please refer to the issue discussed at the September 16, 2014 AICPA Expert Panel Meeting.

Response:

As requested, the Fund will consider including in future financial statements details of other income either on the Statement of Operations or in the Notes to Consolidated Financial Statements so that stockholders may assess the nature of the fee income and whether it is recurring or non-recurring income.

4.	We note your response to comment 15 in your letter dated June 15, 2015. Please confirm that the disclosure on the tax character of distributions paid for the past two tax years, rather than fiscal years, is appropriate.

Response:

As requested, the Fund confirms that the disclosure on the tax character of distributions paid for the past two tax years, rather than fiscal years, is appropriate.

5.	We note your response to comment 19 in your letter dated June 15, 2015. In Note 9, “Financial Highlights”, please disclose in future quarterly financial statements the estimated character of distributions paid on a quarterly basis.

Response:

As requested, the Fund will disclose the estimated character of distributions paid in the Financial Highlights note in future quarterly financial statements notwithstanding the fact that business development companies may omit the information called for by Item 4.1 of Form N-2.

6.	Please confirm that the Fund either (1) has sufficient cash and/or liquid assets to cover the amount of unfunded commitments that are currently outstanding or (2) will not sell additional shares unless it has sufficient cash and/or liquid assets to cover the amount of unfunded commitments that are outstanding at the time of any such issuance or sale. Also, please identify such cash and/or liquid assets. As an alternative to the foregoing test, please provide a representation that the Fund has 200% asset coverage when it issues or sells its shares. Please provide the mathematics supporting the calculation made in one of the two foregoing tests.

United States Securities and Exchange Commission July 21, 2015 Page 3

The Fund respectfully submits that, even if one were to take the position that unfunded commitments are senior securities, the Fund has adequately covered those commitments as of December 31, 2014 and March 31, 2015 with liquid assets (i.e., cash and cash equivalents and liquid equities and debt securities that can be sold or disposed of in the ordinary course within seven days at approximately the value at which the asset is valued by the Fund). In addition, as of December 31, 2014 and March 31, 2015, the Fund had sufficient borrowing capacity within its 200% asset coverage limitation to cover the amount of its unfunded commitments assuming, for purposes of such test, that any outstanding unfunded commitments as of such date are senior securities.

As of December 31, 2014, the Fund had unfunded commitments of $18.2 million. As of the same date, the Fund had cash of $27.9 million and $22.1 million of assets which the Fund has defined as transitory and consist of investments below the low end of the Fund’s portfolio yield target of 9.0%. The Fund views these investments as an additional source of liquidity to meet its investment objectives. As of March 31, 2015, the Fund had unfunded commitments of $17.3 million. As of the same date, the Fund had cash of $28.8 million and $22.0 million of transitory assets. The Fund’s calculations of its asset coverage ratio as of December 31, 2014 and March 31, 2015 are attached as Exhibit A hereto.

As requested, until such time as the Staff modifies its policy with respect to the treatment of unfunded commitments in a manner that provides the Fund with additional flexibility, the Fund hereby undertakes not to sell additional shares of common stock unless it either (i) has sufficient cash and/or liquid assets to cover the amount of unfunded commitments that are outstanding at the time of any such issuance or sale or (ii) meets the 200% asset coverage test assuming, for purposes of such test, that any outstanding unfunded commitments as of such date are senior securities.

7.	Please include the Tandy representations in your response letter and acceleration request.

Response:

As requested, the Tandy representations are included below and will be included in the Fund’s acceleration request.

* * * * * * * * * *

The Fund hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission July 21, 2015 Page 4

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or David J. Harris at 202.261.3385 (or by email at david.harris@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:           Brian Chase, Garrison Investment Group LP

David J. Harris, Dechert LLP

Exhibit A

Garrison Capital Inc.

Asset Coverage Ratio Example

March 31, 2015

Actual	12/31/2014	3/31/2015
Total Assets	$505,841,463	$491,197,203
Total Liabilities	4,479,896	5,911,840
Total Assets less Liabilities	501,361,567	485,285,363
Total Indebtedness	241,259,941	227,998,733

Asset Coverage Ratio	207.8%	212.8%

Total Unfunded Commitment	18,180,287	17,310,827
MV of Commitment if Funded (assumes 98% of par)	17,873,677	16,969,737

Scenario 1 - assumes no cash or liquid assets available to fund commitment obligation
Total Assets	519,235,244	502,255,100
Total Indebtedness	259,440,228	245,309,560

Asset Coverage Ratio	200.14%	204.74%

Scenario 2 - assumes sufficient cash or liquid assets available to fund commitment obligation
Pre-Funded/Actual
Cash	$27,911,282	$28,838,419
Investments	467,769,463	452,011,406
Other Net Assets	5,680,822	12,918,921
Total Assets less Liabilities	$501,361,567	$493,768,746

Post-Funded
Cash	$9,730,995	$11,527,592
Investments	485,643,140	468,981,143
Other Net Assets	5,680,822	12,918,921
Total Assets less Liabilities	$501,054,957	$493,427,656
Total Indebtedness	241,259,941	227,998,733

Asset Coverage Ratio	207.7%	216.4%

Note that the above examples assume that the portfolio company is in compliance with all covenants.

To the extent they are not in compliance the Fund has no obligation to Fund.